UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ICAGEN, INC.

(Name of Subject Company (Issuer))

PFIZER INC.

ECLIPSE ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45104P500

(CUSIP Number of Common Stock)

Amy W. Schulman

Executive Vice President and General Counsel

Pfizer Inc.

235 East 42nd Street

New York, New York 10017-5755

Telephone: (212) 733-2323

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Steven A. Wilcox

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$49,563,006	$5,754.26

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $6.00, which is the purchase price in the Offer, by the number of outstanding shares of Common Stock (the “Shares”) of Icagen, Inc. (“Icagen”) as of July 20, 2011, which consists of 8,852,725 Shares issued and outstanding, 36,250 in-the-money options to purchase Shares and 438,541 Shares underlying restricted stock units, less 1,067,015 shares beneficially owned by Pfizer Inc.
**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2011 issued by the Securities and Exchange Commission. Such fee equals 0.011610% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,754.26
Form or Registration No.:	Schedule TO-T
Filing Party:	Pfizer Inc.
Date Filed:	August 3, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on August 19, 2011, amends and supplements the Tender Offer Statement on Schedule TO filed on August 3, 2011 (the “Schedule TO”) and relates to a tender offer by Eclipse Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Icagen, Inc., a Delaware corporation (“Icagen”), at a purchase price of $6.00 per Share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, and subject to the conditions set forth in the Offer to Purchase dated August 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser and Pfizer.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The third paragraph of the cover page of the Offer to Purchase is amended and restated in its entirety to read as follows:

“As of August 3, 2011, Pfizer beneficially owned 1,563,280 Shares, including the 496,265 Shares held by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen, who have entered into Tender and Voting Agreements with the Purchaser and Pfizer dated as of the date of the Merger Agreement, which represented approximately 17.7% of Icagen’s issued and outstanding Shares.”

The third sentence of the paragraph under the heading entitled “Have any Icagen stockholders agreed to tender their Shares?” of the Summary Term Sheet of the Offer to Purchase is revised by adding the phrase “as of July 20, 2011” so that it reads as follows:

“These agreements provide, among other things, that these stockholders will tender into the Offer an aggregate of 496,265 Shares owned by them as of July 20, 2011.”

The fourth sentence of the second paragraph of the Introduction of the Offer to Purchase is amended and restated in its entirety to read as follows:

“As of August 3, 2011, Pfizer beneficially owned 1,563,280 Shares, including 496,265 Shares held by Venrock Associates and Venrock Associates II, L.P., and each of the executive officers and directors of Icagen, who have entered into Tender and Voting Agreements with the Purchaser and Pfizer dated as of the date of the Merger Agreement.”

The second sentence of the ninth paragraph of the Introduction of the Offer to Purchase is revised by inserting the phrase, “as of August 3, 2011” so that it reads as follows:

“Based upon the foregoing, the Minimum Condition would be satisfied if at least 3,656,403 Shares are validly tendered (including by guaranteed delivery) and not validly withdrawn prior to the expiration of the Offer (which amount accounts for the 1,563,280 Shares beneficially owned by Pfizer as of August 3, 2011).”

The second sentence of the tenth paragraph of the Introduction of the Offer to Purchase is revised by inserting the phrase, “as of July 20, 2011” so that it reads as follows:

“These agreements provide, among other things, that these stockholders will tender into the Offer an aggregate of 496,265 Shares owned by them as of July 20, 2011 (totaling approximately 5.6% of the issued and outstanding Shares).”

The fourth paragraph of Section 9 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“As of August 3, 2011, Pfizer beneficially owned 1,563,280 Shares, which represented 17.7% of the Shares then currently issued and outstanding. As of August 3, 2011, Pfizer held 1,067,015 Shares directly and, along with Purchaser, had entered into tender and voting agreements with each of the directors and executive officers of Icagen and Venrock Associates and Venrock Associates II, L.P., pursuant to which these stockholders of Icagen had agreed to tender into the Offer an aggregate of 496,265 Shares held by them.”

The last paragraph of Section 10 of the Offer to Purchase is revised by adding the following sentence to the end of the paragraph:

“Neither we nor Pfizer have any alternative financing plans.”

The third paragraph under the heading entitled “Acquisition Discussions” of Section 11 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“On February 1, 2011, Pfizer announced that it was continuing to closely evaluate its research and development function and was accelerating its current strategies to improve innovation and overall productivity by prioritizing areas with the greatest scientific and commercial promise, utilizing appropriate risk/return profiles and focusing on areas with the highest potential to deliver value in the near term and over time. To that end, Pfizer announced that its research will primarily focus on five high-priority therapeutic areas: immunology and inflammation, oncology, cardiovascular and metabolic diseases, neuroscience and pain, and vaccines. As part of that strategy, and as Pfizer also publicly announced, Pfizer established a Pain & Sensory Disorders Research Unit in Cambridge, U.K. (later named “Neusentis”), with the goal of translating advanced science into new medicines. The ion channel target space was identified by the Neusentis leadership team as an area of focus, as was the potential benefit to Pfizer from obtaining additional assets and capabilities in order to enhance Pfizer’s opportunity to succeed in the ion channel space. In light of this new focus, an acquisition of Icagen’s development platform, expertise and know-how in the ion channel space was seen as a potential source of new opportunities for Pfizer, beyond the opportunities available under the parties’ Collaborative Agreement.

In late February 2011 and continuing through March 2011, the Neusentis leadership team conducted an internal evaluation of various options with respect to the Collaborative Agreement, including among other things, an evaluation of the relative risks and benefits of extending the Collaborative Agreement beyond December 31, 2011 and pursuing a potential acquisition of Icagen. In light of the prior contacts from J.P. Morgan regarding a potential transaction with Icagen, Pfizer decided that the appropriate next step was to contact Icagen to assess whether Icagen would have interest in exploring a transaction at a price within the range of $4-$5 per share.”

The paragraph under the heading entitled “Contracts and Transactions with Icagen” of Section 11 of the Offer to Purchase is amended and restated in its entirety to read as follows:

“As of August 3, 2011, neither Pfizer nor Purchaser had discussed, negotiated or entered into any agreement, arrangement or understanding with P. Kay Wagoner or any other members of Icagen management regarding employment or consultancy with the Surviving Corporation. Further, neither Pfizer nor Purchaser has any current plans to enter into any retention agreements with any members of Icagen’s management team.”

The first sentence of the first paragraph under the heading entitled “Tender and Voting Agreements” of Section 12 of the Offer to Purchase is revised to insert the phrase “as of July 20, 2011” so that it reads as follows:

“In connection with the Merger Agreement, Pfizer and Purchaser have entered into Tender and Voting Agreements with each of the directors and executive officers of Icagen and Venrock Associates and Venrock Associates II, L.P. (collectively, the “Stockholders”), pursuant to which the Stockholders have agreed to tender into the Offer an aggregate of 496,265 Shares held by them as of July 20, 2011.”

The third paragraph under the heading entitled “Tender and Voting Agreements” of Section 12 of the Offer to Purchase is revised to insert the phrase “held by them as of July 20, 2011” so that it reads as follows:

“The Stockholders have irrevocably appointed Pfizer as proxy for the Stockholders to vote 496,265 Shares held by them as of July 20, 2011 as to which the Stockholders have voting power and in the Stockholders’ name, place and stead, at any annual or special meeting, or at any adjournment thereof or pursuant to any consent of the shareholders of Icagen, in lieu of a meeting or otherwise, whether before or after the Acceptance Time, for: (i) the adoption of the Merger Agreement; and (ii) against any other action, agreement or transaction submitted for approval to the stockholders of Icagen that would constitute an Acquisition Proposal.”

The second and third paragraphs of Section 14 of the Offer to Purchase are both amended and restated, each in their entirety, to read as follows:

“The foregoing conditions are for the sole benefit of Pfizer and Purchaser, may be asserted by Pfizer or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Pfizer or Purchaser in whole or in part at any time and from time to time, until the Offer shall have expired or been terminated and in the sole discretion of Pfizer or Purchaser, subject in each case to the terms of the Merger Agreement. The foregoing conditions shall be determined subject to the principles of contract interpretation and construction under the applicable laws of the State of Delaware, which the parties elected to govern the interpretation and construction of the Merger Agreement.

The failure by Pfizer or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time, until the Offer shall have expired or been terminated.”

The two paragraphs under the header entitled “Shareholder Litigation” of Section 15 of the Offer to Purchase are amended and restated in their entirety to read as follows:

“Ten putative stockholder class action complaints have been filed in the Delaware Court of Chancery by stockholders of Icagen: Michael Rauscher v. Icagen, Inc., et. al. (filed July 22, 2011), Denise R. Cooper v. P. Kay Wagoner, et. al. (filed July 22, 2011), Michael Peters v. Icagen, Inc., et. al. (filed July 22, 2011), Kenneth S. Cucchia v. Icagen, Inc., et. al. (filed July 22, 2011), Michael Dabah v. Icagen, Inc., et. al. (filed July 25, 2011), Dimitri Arges v. Charles A. Sanders, et. al. (filed July 25, 2011), Iroquois Master Fund Ltd. v. Charles A. Sanders, et. al. (filed July 26, 2011), Leland Boyette v. Icagen, Inc., et. al. (filed July 27, 2011), Thomas Hollinshead and David Pill v. Icagen, Inc., et. al. (filed July 27, 2011) and Gary Pawlovich v. Charles A. Sanders, et. al. (filed August 2, 2011) (collectively, the “Stockholder Actions”). The Stockholder Actions each name Pfizer, Icagen, and the current members of the board of directors of Icagen as defendants. All of the Stockholder Actions with the exception of Iroquois Master Fund also name Eclipse Acquisition Corp. as a defendant. Further, Rauscher, Arges, Iroquois Master Fund, Boyette and Pawlovich also name Dennis B. Gillings, a former director of Icagen, as a defendant. On August 8, 2011, the plaintiffs filed two Amended Complaints, a Motion For Expedited Proceedings and a Motion For Preliminary Injunction. In their filings, the plaintiffs assert that the members of the board of directors of Icagen breached their fiduciary duties to Icagen’s stockholders by entering into the merger via a flawed process and at an unfair price that does not reflect the value of Icagen. The plaintiffs also allege that the Merger Agreement contains preclusive deal protection devices including a no solicitation provision, termination fee, top-up option, and matching rights. Finally, the plaintiffs assert that the Schedule 14D-9 issued by Icagen concerning the Offer and the Merger is materially incomplete and misleading.

Each Stockholder Action seeks, among other relief, an injunction preventing completion of the merger, as well as costs and attorneys’ fees in connection with each such litigation. Pfizer believes the Stockholder Actions are without merit and intends to vigorously defend against them. There can be no assurance, however, that Pfizer will be successful in its defense.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

Dated: August 19, 2011	By:	/S/ BRYAN A. SUPRAN
	Name:	Bryan A. Supran
	Title:	Senior Vice President and Associate General Counsel

ECLIPSE ACQUISITION CORP.

Dated: August 19, 2011	By:	/S/ ANDREW MURATORE
	Name:	Andrew Muratore
	Title:	Vice President and Secretary